Exhibit 10.34

SUMMARY DESCRIPTION OF THE DIXIE GROUP, INC
2004 DIRECTOR COMPENSATION ARRANGEMENTS

Directors who are employees of The Dixie Group, Inc. do not receive any additional compensation for their services as members of the Board of Directors. For fiscal 2004, non-employee directors receive an annual retainer of $12,000 cash and $12,000 in value of Performance Units under the Company's Directors Stock Plan. In addition to the annual retainer, directors who are not employees of the Company receive $1,000 for each Board meeting attended and $500 for each committee meeting attended.